SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Arch Coal, Inc.
                              (Name of issuer)

                                Common Stock
                       (Title of class of securities)

                                 039380100
                               (CUSIP number)

                             Thomas L. Feazell
                           Senior Vice President,
                       General Counsel and Secretary
                                Ashland Inc.
                             1000 Ashland Drive
                             Russell, KY 41169
                               (606) 329-3333
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                                July 1, 1997
          (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.



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                                                   Page 1 of 6 pages
CUSIP No.  043906 10 6     13D


1        NAME OF REPORTING PERSONS       Ashland Inc.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  61-0122250

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                  N/A                                         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS   00       (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

       NUMBER OF               7    SOLE VOTING POWER
        SHARES                          21,382,387
    BENEFICIALLY
       OWNED BY                8    SHARED VOTING POWER
         EACH                           0
       REPORTING
     PERSON WITH               9    SOLE DISPOSITIVE POWER
                                        21,382,387

                              10    SHARED DISPOSITIVE POWER
                                        0

11       AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
              21,382,387 shares of common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              54.0% of the shares of common stock

14       TYPE OF REPORTING PERSON
              CO


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                                                  Page 3 of 6 pages


                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D

Item 1.  Security and Issuer
         Ashland Inc. ("Ashland") currently owns 21,382,387 shares of common stock ("common stock"), par value $.01 per share, of Arch Coal, Inc. ("Arch Coal").
         Arch Coal is a Delaware corporation with its principal executive offices located at City Place One, Suite 300, Creve Coeur, Missouri 63141.

Item 2.  Identity and Background
         (a), (b) and (c) Ashland is a Kentucky corporation with its principal executive offices located at 1000 Ashland Drive, Russell, KY 41169. Ashland is a large U.S. independent refiner and independent crude oil gatherer and marketer; a regional retail marketer of gasoline and merchandise; and a motor oil and automotive chemical marketer in the U.S. and other countries. In addition, Ashland is a large distributor of chemicals and plastics in North America; a supplier of specialty chemicals worldwide; a large U.S. highway contractor; and a producer of crude oil.
         The executive officers and directors of Ashland and their principal occupations are shown on the attached Schedule I. The business address of each executive officer is shown on Schedule I. Each director's business address is Ashland Inc., c/o Office of the Secretary, 1000 Ashland Drive, Russell, KY 41169.
         (d-e) During the last five years, neither Ashland nor any of the persons listed in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)      Each executive officer and director is a U.S. citizen.

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                                                  Page 4 of 6

Item 3.  Source  and  Amount  of  Funds  or  Other   Consideration
         Not applicable - See item 4.

Item 4.  Purpose of Transaction
         This filing is being made due to the merger of Ashland Coal, Inc. and a wholly-owned subsidiary of Arch Mineral Corporation pursuant to which Ashland converted 150 shares of Class B preferred stock of Ashland Coal, Inc. to 3,075,000 shares of Arch Coal common stock, converted 6,923,000 shares of common stock of Ashland Coal, Inc. to 6,923,000 shares of Arch Coal common stock, and converted 648,307 shares of common stock of Ashland Coal, Inc. held in the Ashland Coal, Inc. Dividend Reinvestment Plan to 648,307 shares of Arch Coal common stock held in the Arch Coal DRIP. In addition, Ashland Inc. owns 10,736,080 shares of Arch Coal common stock resulting from the 338.0857-for-one split of the common stock of Arch Mineral Corporation effected on April 4, 1997.
         Ashland, as a shareholder of Arch Coal has no plans or proposals which relate to or would result in: (a) except as noted below, the acquisition by any person of additional securities of Arch Coal, or the disposition of securities of Arch Coal; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Arch Coal or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Arch Coal or any of its subsidiaries; (d) any change in the present board of directors or management of Arch Coal, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Arch Coal; (f) any other material change in Arch Coal's business or corporate structure; (g) changes in Arch Coal's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Arch Coal by any person; (h) causing a class of securities of Arch Coal to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Arch Coal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any

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                                                  Page 5 of 6

action similar to any of those enumerated above. However, Ashland currently anticipates that it will continue to acquire shares of Arch Coal common stock through the Arch Coal DRIP.

Item 5.  Interest in Securities of the Issuer

I.       Ashland
         (a) Ashland presently owns 21,382,387 shares of Arch Coal common stock which represents approximately 54.0% of the total issued and outstanding stock of Arch Coal.
         (b) Ashland has sole voting power and the sole power to dispose or to direct the disposition of any shares of the common stock of Arch Coal.
         (c) Neither Ashland nor any of the persons listed in Item 2 hereof has effected any transaction relating to Arch Coal common stock within the last 60 days except as noted above.
         (d)      Not applicable.
         (e)      Not applicable.

II.      Executive Officers and Directors of Ashland
         The beneficial ownership of the common stock of Arch Coal of certain executive officers and directors of Ashland Inc. is listed on
Schedule II. If not listed on Schedule II, the executive officer or director does not beneficially own Arch Coal common stock.

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                                                  Page 6 of 6

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
         None

Item 7.  Material to be Filed as Exhibits
         None



                                 SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             July 9, 1997
                                   -------------------------------
                                               (Date)



                                        /s/  Thomas L. Feaezll
                                   --------------------------------
                                   Thomas L. Feazell
                                   Senior Vice President, General Counsel
                                    and Secretary

                                Schedule I

                     DIRECTORS AND EXECUTIVE OFFICERS
                                    OF
                               ASHLAND INC.
               PRINCIPAL OCCUPATIONS AND BUSINESS ADDRESSES


    DIRECTORS                        PRINCIPAL OCCUPATION*

Jack S. Blanton          Chairman of the Board of Houston Endowment, Inc. and
                         President of Eddy Refining Company, Houston, Texas

Thomas E. Bolger         Chairman of the Executive Committee of the Board of
                         Bell Atlantic Corporation, Philadelphia, Pennsylvania

Samuel C. Butler         Partner of Cravath, Swaine & Moore, Attorneys,
                         New York, New York

Frank C. Carlucci        Chairman of the Board of the Carlyle Group,
                         Washington, D.C.

Paul W. Chellgren        Chairman of the Board and Chief Executive Officer of
                         Ashland Inc., Ashland, Kentucky

James B. Farley          Retired Chairman and Current Trustee of Mutual of
                         New York, New York

Ralph E. Gomory          President of the Alfred P. Sloan Foundation, New
                         York, New York

Mannie L. Jackson        Majority owner and Chairman of the Harlem
                         Globetrotters, International

Patrick F. Noonan        Chairman of the Board of The Conservation Fund,
                         Arlington, Virginia

Jane C. Pfeiffer         Management Consultant, Greenwich, Connecticut

Michael D. Rose          Chairman of the Board of Promus Hotel Corporation,
                         Memphis, Tennessee

William L. Rouse, Jr.    Investments, Naples, Florida

Dr. Robert B. Stobaugh   Professor, Emeritus Harvard Business School, Boston,
                         Massachusetts


*  For business addresses, see Item 2.

EXECUTIVE OFFICERS                OFFICE ADDRESS                              TITLES
------------------                ----------------                            --------------------

Paul W. Chellgren                 P. O. Box 391                               Chairman of the Board and
                                  Ashland, KY  41114                          Chief Executive Officer



John A. Brothers                  P. O. Box 391                               Executive Vice President and
                                  Ashland, KY  41114                          Group Operating Officer

James R. Boyd                     P. O. Box 391                               Senior Vice President and
                                  Ashland, KY  41114                          Group Operating Officer

J. Marvin Quin                    P. O. Box 391                               Senior Vice President and
                                  Ashland, KY  41114                          Chief Financial Officer

Thomas L. Feazell                 P. O. Box 391                               Senior Vice President,
                                  Ashland, KY  41114                          General Counsel and
                                                                              Secretary

Robert E. Yancey, Jr.             P. O. Box 391                               Senior Vice President and
                                  Ashland, KY 41114                           Group Operating Officer; President,
                                                                              Ashland Petroleum Company

Harry M. Zachem                   P. O. Box 391                               Senior Vice President,
                                  Ashland, KY  41114                          External Affairs

David J. D'Antoni                 P. O. Box 2219                              Senior Vice President;
                                  Columbus, OH  43216                         President, Ashland
                                                                              Chemical Company

John F. Pettus                    P. O. Box 14000                             Senior Vice President;
                                  Lexington, KY  40512                        President, SuperAmerica
                                                                              Group

Charles F. Potts                  900 Ashwood Parkway                         Senior Vice President;
                                  Suite 700                                   President, APAC, Inc.
                                  Atlanta, GA  30338-4780

James J. O'Brien                  P. O. Box 14000                             Senior Vice President;
                                  Lexington, KY  40512                        President, The Valvoline
                                                                              Company

John W. Dansby                    P. O. Box 391                               Administrative Vice
                                  Ashland, KY  41114                          President; Treasurer

Kenneth L. Aulen                  P. O. Box 391                               Administrative Vice
                                  Ashland, KY  41114                          President; Controller

Philip W. Block                   P. O. Box 391                               Administrative Vice
                                  Ashland, KY  41114                          President

Fred E. Lutzeier                  P. O. Box 391                               Auditor
                                  Ashland, KY  41114

William R. Sawran                 P.O. Box 14000                              Vice President; Chief
                                  Lexington, KY  40512                        Information Officer;
                                                                              President, Ashland
                                                                              Services Company



                                SCHEDULE II


EXECUTIVE OFFICER                       SHARES
-----------------                       ------

Kenneth L. Aulen                   400 Shares - Joint with Wife

James R. Boyd                      1,000 Shares - Direct

John A. Brothers                   3,000 Shares - Direct
                                   187 Shares - Held in the Arch Coal Dividend
                                     Reinvestment Plan ("DRIP")

Paul W. Chellgren                  4,000 Shares - Direct
                                   289 Shares - Direct - DRIP
                                   500 Shares - Indirect - Son
                                   36 Shares - Indirect - Son - DRIP
                                   500 Shares - Indirect - Daughter
                                   36 Shares - Indirect - Daughter - DRIP

Thomas L. Feazell                  500 Shares - Direct
                                   173 Shares - DRIP

J. Marvin Quin                     500 Shares - Direct

Robert E. Yancey, Jr.              1,000 Shares - Direct

Harry M. Zachem                    200 Shares - Direct